OMB APPROVAL
OMB Number: 3235-0116
Expires: May 31, 1994
Estimated average burden
hours per response..... 800



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 18th, 2002

By

(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.



PRESS RELEASE

No.TEL 348 /PR000/UHI/2002

CLARIFICATION ON TELKOM'S 2003 CAPEX MENTIONED IN ITS 2001 ANNUAL REPORT ON FORM 20-F

Bandung, June 18, 2002 – PT Telekomunikasi Indonesia, Tbk. ("TELKOM") would like to clarify its 2003 capital expenditures ("Capex") mentioned in its 2001 Annual Report on Form 20-F page 118 "table of TELKOM's historical and planned capital expenditure for the periods indicated", as follows :

The total amount of Telkom's capex (Subtotal TELKOM) of Rp 7,583.3 billion was written : **year ended of December 31 2003,** should be : **year ended of December 31, 2003 and 2004**.

Setiawan Sulistyono
Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk. Investor Relations Unit E-mail: investor@telkom.co.id	Bandung office: Tel.: 62-22-4527337 Fax.: 62-22-7104743	Jakarta office: Tel.: 62-21-5215109 Fax.: 62-21-5220500



TELKOM

PT TELEKOMUNIKASI INDONESIA

To:

127. Sassoon (Europe) Ltd (Mr. R. James Teoh), 128. Schroders Investment Management Limited (Ms. Leila Kardouche), 129. Scottish Mutual Assurance plc (Mr. S. Robin Boschell), 130. Scudder Kemper Investments (Ms. Terrence S. Gray, CFA), 131. Securities and Exchange Commission (Mr. Arthur Levitt), 132. SG Cowen Securities Corp. (Mr. Raymond Rivera, Mr. Timothy Sieh), 133. Shimazaki Intematonal Law Office (Mr. Fumiaki Shimazaki), 134. Sit/Kim International Inves't Associates (Mr. Raymond D.Lin), 135. Southeast Asia Investment Holding Corp (Mr. Tony W. Huang), 136. SSB Citi Asset Mgmt. Group (Mr. Victor Cherian), 137. Standard Life Inves't (Mr. Ronnie Petrie), 138. Standard Pacific Capital LLC (Mr. Raj Venkatesan), 139. Standish Int'l. Mgt. Company. LP (Ms. Katherine Barna Allderige), 140. State Farm Insurance Companies (Mr. Mike Vitek), 141. State Street Global Advisors Investment Mgt (Mr. Brd Aham, CFA), 142. Stein Roe & Farnham Investment Mgmt (Ms. Ophelia L. Barsketis), 143. Straits Lion Asset Mgmt (Mr. Kenny Koh), 144. Strong Capital Mgt (Mr. David Lui), 145. Substantia Invest AG (Mr. Gilbert Huber), 146. Sumitomo Corporation (Mr. Akira Fujimoto, Mr. Mitsuyoshi Oshima), 147. Sumitomo Life Inves't. Sing. Ltd (Mr. Masayuki Murata), 148. Swiss Re (Mr. Caspar Benz), 149. T. Rowe Price (Mr. Dale West), 150. TCW Asia Ltd (Ms. Camille J. Vergara), 151. Templeton Invest. Caunsel, Inc Fort Lauderdale (Mr. Gary R. Clemons), 152. The Robinson & Humphrey Co (Mr. Rod Dowling III), 153. The Strategis Group Asia-Pacific (Mr. Oliver Tan), 154. Theseus Institute (Mr. Ahmed Aykaq), 155. Thomson Financial (Mr. David TH Lee, Ms. Viola Cheung, Ms. Katrina Lee), 156. Tiedemann Global Emerging Markets (Mr. Steven R. Diamond), 157. Tiger Mgt (Mr. Phillipe Laffont), 158. Tocqueville Asset Mgmt. LP (Mr. Franqois Sicart), 159. Tokyo-Mitsubishi Asset Mgmt. Ltd (Mr. Mitsuaki Kuga), 160. Tudor Investment Corp (Mr. Ashwin Vasan), 161. UBS Warburg (Mr. Alex Wright), 162. United Nations Joint Staff Penson Fund (Ms. Audrey Jackson), 163. UOB Asset Management (Mr. Janet Liem MBA), 164. Value Partners Singapore Pte Ltd (Ms. Khristine I. Amurao), 165. Van Eck Global (Mr. David A. Semple), 166. Warburg Pincus Asset Mgmt. Inc (Mr. Jun Sung Kim), 167. Waterford Partners, L.L.C (Mr. Edward T. Bozaan), 168. Wellington International management Company Pte. Ltd (Mr. Gavin S. Ma. CFA), 169. Wellington Mgmt. Company, LLP (Mr. Rishi P. Kothari, CFA), 170. West LB Asset Mgmt. (UK) Ltd (Mr. Hugh Hunter), 171. West Yorkshire Pension Fund (Mr. Richard S. Jennings. MSI {Dip})), 172. WinStar (Mr. Robert F. Rock CMA), 173. WPS Investissements S.A (Mr. William P. Stewart III), 174. Yasuda Life Investment (S) Ltd (Mr. Adrian Foo, CFA), 175. Zesiger Capital Group LLC (Mr. Donald L. DeVivo), 176. Zurich Scudder Investment (Ms. Kirsteen Melandri, CFA).

(Note: Please apologize us for inappropriate manner in writing down your name. If so, please inform us to the address below)

PT TELEKOMUNIKASI INDONESIA, Tbk

Jl. Japati No.1 7th Floor, Tel.: 62 22 452 7349 Fax. : 62 22 710 4743, 62 22 710 6158 Bandung 40133 Indonesia.

Distribution List 307 *(Investor-4)*


TELKOM

PRESS RELEASE

No.TEL 348 /PR000/UHI/2002

CLARIFICATION ON TELKOM'S 2003 CAPEX MENTIONED IN ITS 2001 ANNUAL REPORT ON FORM 20-F

Bandung, June 18, 2002 – PT Telekomunikasi Indonesia, Tbk. ("TELKOM") would like to clarify its 2003 capital expenditures ("Capex") mentioned in its 2001 Annual Report on Form 20-F page 118 "table of TELKOM's historical and planned capital expenditure for the periods indicated", as follows :

The total amount of Telkom's capex (Subtotal TELKOM) of Rp 7,583.3 billion was written : **year ended of December 31 2003,** should be : **year ended of December 31, 2003 and 2004**.



Setiawan Sulistyono
Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
E-mail: investor@telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500